Sub-Item 77c: Submission of matters to a vote of security holders:

The annual meeting of the shareholders of BMC Fund, Inc. was held on July 26, 2003.

The following ten individuals were elected directors and all were in office at October 31, 2003:

Paul H. Broyhill
James T. Broyhill
William E. Cooper
Lawrence Z. Crockett
Jan E. Gordon
Allene B. Heilman
Gene A. Hoots
Michael G. Landry
L. Glenn Orr, Jr.
John S. Little

There was no other business voted upon at the Annual Meeting of Shareholders.